UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 1-U	OMB APPROVAL
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CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	April 28, 2020

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5950 Berkshire Lane, Suite 850, Dallas, Texas 75225

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9.01	Other Events

Inability to timely file Annual Report on Form 1-K for the year ended December 31, 2019 due to circumstances related to COVID-19

American Hospitality Properties REIT, Inc. (the “Company”) will be unable to file its 2019 Annual Report on Form 1-K by the original deadline of April 29, 2020 due to circumstances related to COVID-19. The Company’s operations in Dallas, Texas have been largely suspended since March 23, 2020. In addition, the governments of State of Texas and Dallas County, Texas have not permitted the Company’s employees to return to work as of the date of this filing. As a result, the Company’s finance team will be unable to complete the preparation of the Company’s consolidated financial statements and the Form 1-K until after April 29, 2020.

The Company is relying on the order of the Securities and Exchange Commission dated March 4, 2020 (Release No. 34-88318) to extend the due date for the filing of its Form 1-K until June 13, 2020 (45 days after the original due date). The Company will work diligently to comply with such requirement and, at this time, management believes that it will need the entire available extension period.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT, Inc.

By (Signature and Title)	/s/ W.L. “Perch” Nelson

Date	April 28, 2020

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